UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BRIDGELINE DIGITAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10807Q700

(CUSIP Number)

Roger “Ari” Kahn

C/O Bridgeline Digital, Inc.

100 Sylvan Road, Suite G700

Woburn, Massachusetts

(781) 376-5555

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 10807Q700	Page 2 of 6 Pages

1.	Names of Reporting Person: Roger “Ari” Kahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 743,892
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 743,892
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 743,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.0%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D

CUSIP No. 10807Q700	Page 3 of 6 Pages

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Bridgeline Digital, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Sylvan Road, Suite G700, Woburn, Massachusetts.

Item 2. Identity and Background

This Report is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Roger “Ari’ Kahn.

Mr. Kahn’s business address is 100 Sylvan Road, Suite G700, Woburn, Massachusetts.

Mr. Kahn is the President and Chief Executive Officer of the Issuer.

During the past five years, Mr. Kahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Kahn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Kahn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Kahn’s ownership of Issuer Common Stock, as detailed throughout this Report, was acquired (i) as part of Mr. Kahn’s compensation for his services as President and Chief Executive Officer of the Issuer and (ii) through a series of open market purchases of Issuer Common Stock, purchased with Mr. Kahn’s personal funds.

On August 14, 2022, Mr. Kahn entered into a Restricted Stock Award Agreement (the “RSA”). In connection with the RSA, Mr. Kahn was awarded 200,000 shares of Issuer Common Stock in the form of restricted stock, pursuant to the Issuer’s 2016 Stock Incentive Plan (the “Restricted Stock Award”). Mr. Kahn’s Restricted Stock Award vests in equal quarterly installments over a three-year period. In the event an Acceleration Event (as defined therein) occurs, 100% of the unvested Restricted Stock Award, to the extent unvested, shall vest as of the date of the Acceleration Event.

The foregoing description of the RSA does not purport to be complete and is qualified in its entirety by reference to the full text of the RSA, a copy of which is attached to this Report as Exhibit 7.1 and is incorporated herein by reference.

As and the date of this Report, Mr. Kahn purchased 242,493 shares of Issuer Common Stock in open market transactions over the past 60 days.

Item 4. Purpose of Transaction

Reference is made to Item 3, which is hereby incorporated by reference.

Schedule 13D

CUSIP No. 10807Q700	Page 4 of 6 Pages

All of the shares of Issuer Common Stock were acquired for investment purposes. Mr. Kahn intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Kahn may, from time to time, acquire additional shares of Issuer Common Stock or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and the Mr. Kahn’s personal financial condition. Pursuant to Mr. Kahn’s continued service as President and Chief Executive Officer of the Issuer, Mr. Kahn may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As President and Chief Executive Officer of the Issuer, Mr. Kahn is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Kahn participates with the Board of Directors of the Issuer in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Kahn has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Kahn reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this Report, Mr. Kahn beneficially owns 743,892 shares of Issuer Common Stock (comprised of 312,082 shares of Issuer Common Stock, (ii) options to acquire 231,810 shares of Issuer Common Stock which have vested or which will vest within 60 days of August 30, 2022, and (iii) 200,000 restricted shares of Issuer Common Stock), which number of shares represents approximately 7.0% of the outstanding Issuer Common Stock based on 10,217,609 shares of Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q filed on August 12, 2022. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Mr. Kahn may be deemed to have the sole power to vote or direct the vote, or to dispose or direct the disposition, of an aggregate of 743,892 shares of Issuer Common Stock.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Mr. Kahn has not effected any transaction in Issuer Common Stock in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Roger “Ari” Kahn Employment Agreement, as amended.

Pursuant to the Employment Agreement, by and between Roger “Ari” Kahn and Issuer dated as of September 13, 2019 (the “Employment Agreement”), as amended on February 25, 2021 (“Amendment No.1”) and August 18, 2022

Schedule 13D

CUSIP No. 10807Q700	Page 5 of 6 Pages

(“Amendment No.2”) (collectively, the “Amended Employment Agreement”), Mr. Kahn may receive stock options and other equity incentive awards at the Issuer’s sole discretion. All such equity incentive awards are and shall be subject to an option or award agreement, plan, and other terms, provisions and restrictions as are generally applicable to such equity incentive awards issued or awarded to employees of the Issuer. Subject to certain conditions set forth in the Amended Employment Agreement, Mr. Kahn (or his surviving spouse or estate) may have the right to cause any issued stock options, which have not lapsed and which are not otherwise exercisable to be accelerated so as to be immediately exercisable.

The foregoing description of the Amended Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, Amendment No. 1, and Amendment No.2, copies of which are attached to this Report as Exhibits 7.2, 7.3, and 7.4, respectively and incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

7.1	Restricted Stock Agreement, dated August 14, 2022.
7.2

Employment Agreement, dated September 13, 2019 between Bridgeline Digital, Inc. and Roger “Ari” Kahn (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on September 18, 2019).

7.3	First Amendment to Roger “Ari” Kahn’s Employment Agreement, dated February 25, 2021 (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on March 2, 2021).
7.4	Second Amendment to Roger “Ari” Kahn’s Employment Agreement, dated August 18, 2022 (incorporated by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on August 24, 2022).

Schedule 13D

CUSIP No. 10807Q700	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2022

/s/ Roger “Ari” Kahn
Name: Roger “Ari” Kahn